Filed Pursuant to Rule 433
Registration No. 333-287429
September 4, 2025

BROOKFIELD ASSET MANAGEMENT LTD.
US$750,000,000 6.077% NOTES DUE 2055

PRICING TERM SHEET
September 4, 2025

Issuer:	Brookfield Asset Management Ltd.
Security:	6.077% Notes due September 15, 2055 (the “Notes”)
Expected Ratings*:	A- (Stable) (S&P Global Ratings) A (Stable) (Fitch Ratings, Inc.)
Ranking:	Senior Unsecured
Principal Amount:	US$750,000,000 There will be no sales to affiliates of Brookfield Wealth Solutions Ltd. in connection with this offering.
Trade Date:	September 4, 2025
Expected Settlement Date**:	September 9, 2025 (T+3)
Maturity Date:	September 15, 2055
Coupon:	6.077%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026
Price to Public:	99.998% of the principal amount
Benchmark Treasury:	UST 4.750% due May 15, 2055
Benchmark Treasury Price & Yield:	98-00+; 4.877%
Spread to Benchmark Treasury:	+ 120 basis points
Yield:	6.077%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets

Optional Redemption Provisions:
Make-Whole Call:	Prior to March 15, 2055 (six months prior to maturity), treasury rate plus 20 basis points
Par Call:	At any time on or after March 15, 2055 (six months prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes
CUSIP / ISIN:	112586 AB8 / US112586AB85
Joint Book-Running Managers:	Wells Fargo Securities, LLC Morgan Stanley & Co. LLC CIBC World Markets Corp. SMBC Nikko Securities America, Inc.
Co-Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Brookfield Securities LLC

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Conflicts of Interest:	Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of the Issuer and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Prospectus Supplement, dated September 4, 2025.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, or by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or by emailing prospectus@morganstanley.com.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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